SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

A.M. Castle & Co.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

148411101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 148411101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nokota Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,641,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,641,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,641,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% **
12	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 148411101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nokota Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,641,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,641,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,641,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% **
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 148411101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Matthew Knauer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,641,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,641,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,641,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 148411101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mina Faltas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,641,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,641,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,641,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of A. M. Castle & Co., a Maryland corporation (the “Issuer”), and is being filed on behalf of (i) of Nokota Management LP, a Delaware limited partnership (“Nokota Management”), as the investment manager to certain private investment funds (the “Funds”), (ii) Nokota Advisors, LLC, a Delaware limited liability company (“Nokota Advisors”), as the general partner of Nokota Management, (iii) Matthew Knauer, an individual, as a manager of Nokota Advisors, and (iv) Mina Faltas, an individual, as a manager of Nokota Advisors (the persons mentioned in (i) (ii), (iii) and (iv) above are referred to as the “Reporting Persons”). All shares of Common Stock reported in this Schedule 13G are held by the Funds.

Item 1(a)	Name of Issuer.

A. M. Castle & Co.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1420 Kensington Road

Suite 220

Oak Brook, Illinois

Item 2(a)	Name of Person Filing.

(a) Nokota Management LP (“Nokota Management”);

(b) Nokota Advisors, LLC (“Nokota Advisors”);

(c) Matthew Knauer; and

(d) Mina Faltas

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

1330 Avenue of the Americas

26th Floor

New York, NY 10019

Item 2(c)	Citizenship or Place of Organization.

Nokota Management is a limited partnership organized under the laws of the State of Delaware. Nokota Advisors is a limited liability company organized under the laws of the State of Delaware. Matthew Knauer and Mina Faltas are United States citizens.

Item 2(d)	Title of Class of Securities.

Shares of Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

148411101

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a- 3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Nokota Management, Nokota Advisors, Mr. Knauer and Mr. Faltas may be deemed the beneficial owners of the 1,641,100 shares of Common Stock held by the Funds.

(b)

Nokota Management, Nokota Advisors, Mr. Knauer and Mr. Faltas may be deemed the beneficial owners of 7.1% of the Issuer’s outstanding shares of Common Stock. This percentage was calculated by dividing (i) the number of shares of Common Stock reported in Item 4(a) held by the Reporting Persons by (ii) the 23,098,184 shares of Common Stock outstanding as of September 30, 2012, as reported in the 10-Q filed by the Issuer with the Securities and Exchange Commission on November 2, 2012.

(c)	Nokota Management, Nokota Advisors, Mr. Knauer and Mr. Faltas have shared power to vote and dispose of the 1,641,100 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated February 14, 2013, by and among Nokota Management, Nokota Advisors, Matthew Knauer and Mina Faltas.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

NOKOTA MANAGEMENT LP

By:	Nokota Advisors, LLC, general partner

By:	/s/ Matthew Knauer
Matthew Knauer, Manager

NOKOTA ADVISORS, LLC

By:	/s/ Matthew Knauer
Matthew Knauer, Manager

/s/ Matthew Knauer
Matthew Knauer

/s/ Mina Faltas
Mina Faltas